

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

   Re: Morningstar, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Response dated December 15, 2023
     File No. 000-51280

Dear Jason Dubinsky:

  We have reviewed your December 15, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1. We have considered your November 9, 2023 and December 15, 2023 responses to our comments. Based upon the information provided, we do not believe the aggregation criteria in ASC 280-10-50-11 have been met and therefore object to your aggregation of the Enterprise, Pitchbook, and Morningstar Sustainalytics operating segments and the Morningstar Indexes, Wealth, and Retirement operating segments. Please revise your disclosures accordingly.

  Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance